

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2017

Koon Wing Cheung
Chief Executive Officer
Cosmos Group Holdings Inc.
Rooms 1309-11, 13th Floor, Tai Yau Building
No. 181 Johnston Road
Wanchai, Hong Kong

> **Re:** **Cosmos Group Holdings Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 23, 2017**
> **File No. 000-55793**

Dear Mr. Cheung:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Justin Dobbie

        Justin Dobbie
        Legal Branch Chief
        Office of Transportation and Leisure